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Veteran-owned
Demolition Brewing Company

Brewery

Camdenton, MO 65020
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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THE PITCH
Demolition Brewing Company is seeking investment to open a craft brewery in the Lake of the Ozarks area.
First Location
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INVESTOR PERKS

Demolition Brewing Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Merch pack Invest $500 or more to qualify. 10 of 10 remaining

Glass, Stickers, Hat

Mug Club Invest $1,000 or more to qualify. 15 of 15 remaining

Complimentary Member to Mug Club

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OUR STORY

After retiring from Army EOD after 26 years I decided, with encouragement from my wife, to take my hobby and make it something more. I started with a 1gal kit on the kitchen stove to an All Grain 3 Vessel system in the dining room.

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THE TEAM
Ryan Lair
Founder

Ryan Lair, founder, entered the Iowa National Guard as an Infantryman in March of 1993, later transferring to active duty. In 1997, Ryan changed his Military Occupational Specialties (MOS) to become an Explosive Ordnance Disposal Technician. Ryan continued to serve in this MOS until August of 2019 when he retired from the Army after over 26 years of decorated Army service. Throughout those years of service, there were multiple combat deployments to both Iraq and Afghanistan. After home brewing, Ryan decided to pursue a dream of owning a craft brewery and became a graduate of The Brewing and Distilling Center's Professional Brewing/Distilling Technology Certificate Program in 2021. To continue his education in the beer industry, Ryan attended the Micro Matic's Dispense Institute to obtain the knowledge needed to install, service, and clean the draft lines in the brewery. While continuing to refine his skills, Ryan volunteered to brew at local craft breweries to increase his knowledge of larger systems and requirements.

Samantha Lair
Co-Founder

Samantha Lair, co-founder, has over 22 years of experience successfully operating various Human Resource and Training/Safety Departments in the industrial sector. Proficient in a range of computer applications, she is also well-developed in communication and customer service settings. Samantha will oversee front of house operations and will do this using her extensive knowledge in Human Resources, training, safety, and Standard Operating Procedures (SOP) in the industrial environment and adherence to OSHA standards. Samantha is currently the front of house manager for a successful distillery and brewery.

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I was in the Army for 26 years: 5 years in the Infantry and the remaining 21 as an Explosive Ordnance Disposal Technician (EOD). I had multiple deployments to Iraq/Afghanistan, and all of this has contributed to being a disabled Vet.

I started off brewing with a kit and a 1-gallon pot on the kitchen stove. Once I got the hang of things, I increased to a 3 Pot 10-gallon Electric All Grain System in the dining room (that my wife was so wonderful for letting me do and has also been immensely supportive of pursuing this dream).

I have a plethora of ideas pertaining to holding events for charity. Some of those ideas include giving back to veterans, helping animals to be fostered/adopted, and donating time and money to organizations with special beers. A couple of those would be having other veterans come to the brewery and help brew a beer for Veterans Day as well as a brew for the EOD Memorial. Proceeds going to a veteran's organization and the EOD Memorial at Eglin AFB. I also aim to make custom beers for weddings and special events, I am looking to have a space on sight at the brewery. Last but certainly not least, we strive to take part in being a member of our community and give back.

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This is a preview. It will become public when you start accepting investment.
LOCATION

Lake of the Ozarks, located in the heart of Missouri, is a popular tourist destination known for its stunning natural beauty, recreational activities, and vibrant waterfront communities. Here's a tourist description of this picturesque destination.

The first thing that strikes you about Lake of the Ozarks is its breathtaking natural beauty. The lake stretches for miles, surrounded by the Ozark Mountains, creating a picturesque landscape that changes with the seasons. In the spring, dogwood and redbud trees bloom along the shoreline, while the summer months bring lush green forests and shimmering waters. Come fall, the foliage transforms into a vibrant palette of reds and golds, making it a prime destination for leaf peeping.
Lake of the Ozarks is a haven for water sports enthusiasts. Whether you're into boating, jet skiing, paddleboarding, or fishing, you'll find plenty of opportunities to make a splash. The lake's calm waters are perfect for cruising, and you'll often see sailboats and pontoons lazily gliding across the surface. Fishing is a popular pastime, with catfish, bass, and crappie among the catch of the day.
Lake of the Ozarks is a treasure trove of natural beauty, outdoor adventures, and leisurely pursuits. It's a place where you can create lasting memories with family and friends, and where the tranquil waters and scenic landscapes will leave you refreshed and rejuvenated. Whether you're seeking relaxation or adventure, this Midwest gem has it all. Come and experience the magic of Lake of the Ozarks for yourself.
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FALL 2023
Capital Raise

NOVEMBER 2023
Secure Building & Begin Retrofit and Renovations

FEBRUARY 2024
Order & Install Brewing Equipment

APRIL 2024
Soft Opening
MEMORIAL DAY WEEKEND 2024
Opening

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OUR OFFERINGS

We will offer on-site micro brews with the freshest ingredients. They will have names and flavors built from my time in the Army and the local area.

5 flag ship brews that with make the customer feel at home with what they like and want.
Seasonal beers that will be porters and stouts in the winter, light and crisp in the spring and summer. Pumpkin Spice, Ocktober Fest, Christmas just to name a few.
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This is a preview. It will become public when you start accepting investment.

THE COMPETITION

Our proposed location is away from the hustle and bustle of the main party bars and high-traffic tourist areas allowing our guests, local and visitors to relax and enjoy our brews in a relatively quiet environment. The outside space to expand allows us to hold a multitude of events.

No food on site allows guests to bring their own, have catered events or enjoy the many food trucks that will be invited to the location.
More open days allows more revenue and jobs creation for the local community.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $12,000
Equipment $35,000
Build out and refit of location $15,000
Legal fees and permits $1,500
Advertising and Merchandise $5,000
Misc. Supplies $1,437
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$770,400	$847,440	$906,760	$952,098	$980,660
Cost of Goods Sold	$30,300	$33,330	$35,663	$37,446	$38,569
Gross Profit	$740,100	$814,110	$871,097	$914,652	$942,091

EXPENSES

Rent	$29,600	$30,340	$31,098	$31,875	$32,671
Utilities	$13,200	$13,530	$13,868	$14,214	$14,569
Salaries	$48,000	$52,800	$56,495	$59,319	$61,098
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
POS	$1,200	$1,230	$1,260	$1,291	$1,323
Repairs	$2,400	$2,460	$2,521	$2,584	$2,648
Merchant Services	$1,200	$1,230	$1,260	$1,291	$1,323
Advertising	$3,600	$3,690	$3,782	$3,876	$3,972
Accounting & Payroll Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$631,300	$698,990	$750,728	$789,866	$813,894

This information is provided by Demolition Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
Demo Mug 3.jpg
Demo Brew Flight 2.jpg
Demo Brew Flight dock.jpg
Demo Brew Flight name.jpg
Demo Brew Flight.jpg
Demo Mug 1.jpg
Demo Brew Business Plan.docx
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends November 24th, 2023
Summary of Terms
Legal Business Name Demolition Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.6×

Investment Multiple 1.5×
Business's Revenue Share 1.6%-2.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition
No operating history

Demolition Brewing Company was established in September 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Demolition Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Demolition Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Demolition Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Demolition Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Demolition Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Demolition Brewing Company's management or vote on and/or influence any managerial decisions regarding Demolition Brewing Company. Furthermore, if the founders or other key personnel of Demolition Brewing Company were to leave Demolition Brewing Company or become unable to work, Demolition Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Demolition Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Demolition Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Demolition Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Demolition Brewing

Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Demolition Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Demolition Brewing Company's financial performance or ability to continue to operate. In the event Demolition Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Demolition Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Demolition Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Demolition Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Demolition Brewing Company will carry some insurance, Demolition Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Demolition Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Demolition Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Demolition Brewing Company's management will coincide: you both want Demolition Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Demolition Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Demolition Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Demolition Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Demolition Brewing Company or management), which is responsible for monitoring Demolition Brewing Company's compliance with the law. Demolition Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Demolition Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Demolition Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Demolition Brewing Company, and the revenue of Demolition Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Demolition Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Demolition Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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